

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series 92 2.746% Senior Non Preferred Fixed Rate Notes due 2025
- Series 93 3.490% Senior Non Preferred Fixed Rate Notes due 2030

Sincerely,